                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 1994.
                                   -----------------

                                      OR

(  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from             to            .
                                        -----------    -----------

                        Commission File Number 1-5492-1
                                               --------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Nashua Corporation Savings Plan for Specified Hourly Employees

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 Nashua Corporation
                 44 Franklin Street
                 Nashua, New Hampshire  03060

NASHUA CORPORATION
- ------------------

SAVINGS PLAN FOR SPECIFIED
- --------------------------

HOURLY EMPLOYEES
- ----------------

FINANCIAL STATEMENTS
- --------------------

DECEMBER 31, 1994 AND 1993
- --------------------------

                                    NASHUA CORPORATION
                                    ------------------

                       SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                       -------------------------------------------

                              INDEX TO FINANCIAL STATEMENTS
                              -----------------------------


                                                                                   PAGES
                                                                                   -----
Financial Statements:

    Report of Independent Accountants                                                1

    Statement of Net Assets Available for Plan Benefits
         (With Fund Information) as of December 31, 1994 and 1993                   2-3

    Statement of Changes in Net Assets Available for Plan Benefits
         (With Fund Information) for the Years Ended
         December 31, 1994 and 1993                                                 4-5


    Notes to Financial Statements                                                   6-10

Supplementary Information: *

* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


                       REPORT OF INDEPENDENT ACCOUNTANTS


June 30, 1995

To the Participants and Administrator of the Nashua Corporation Savings Plan for
Specified Hourly Employees


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Savings Plan for Specified Hourly Employees (the "Plan") at December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 4 to the financials statements, the Plan maintains an investment in a guaranteed investment contract issued by a financially troubled insurance company for which a proposed rehabilitation plan is pending subject to judicial and regulatory approval. While the rehabilitation proceedings are still pending, the ultimate realization of the Plan's investment in the guaranteed investment contract and the collectibility of the interest thereon cannot be presently determined. Accordingly, no provision for estimated losses is reflected in the accompanying financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP


NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                               GUARANTEED     NASHUA
                                               INVESTMENT     COMMON                            EQUITY-     GROWTH
                                                CONTRACT       STOCK     PURITAN    MAGELLAN    INCOME      COMPANY
                                                  FUND         FUND       FUND        FUND       FUND        FUND
                                               ----------     ------     -------    --------    ------      -------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                      $ 63,147     $      -    $      -    $      -    $     -     $     -
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                              13,010           -           -          -           -
        MUTUAL FUNDS                                  -            -       7,145      21,650      2,653       9,670
    EMPLOYEE CONTRIBUTIONS RECEIVABLE             1,121          146         254         921        162         106
    EMPLOYER CONTRIBUTIONS RECEIVABLE               291          402          33         198         74          33
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                                                              -          -           -
                                               --------     --------    --------    --------    -------     -------


NET ASSETS AVAILABLE FOR PLAN BENEFITS         $ 64,559     $ 13,558    $  7,432    $ 22,769    $ 2,889     $ 9,809
                                               ========     ========    ========    ========    =======     =======

                                                                                    INTER-       GOV'T
                                                   ASSET                 PACIFIC    MEDIATE      MONEY
                                                  MANAGER     EUROPE      BASIN      BOND       MARKET      LOAN
                                                   FUND        FUND       FUND       FUND        FUND       FUND          TOTAL
                                                ----------    ------     -------    -------     -------    -------       --------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                       $   -       $   -      $     -    $     -     $     -    $     -        $  63,147
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                    -           -            -          -           -          -           13,010
        MUTUAL FUNDS                                2           7            -          2         617          -           41,746
    EMPLOYEE CONTRIBUTIONS RECEIVABLE               -          12            -          -         111          -            2,833
    EMPLOYER CONTRIBUTIONS RECEIVABLE               -           5            -          -          53          -            1,089
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                       -           -            -          -           -      3,000            3,000
                                                -----       -----      -------    -------     -------    -------        ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS          $   2       $  24      $     -    $     2     $   781    $ 3,000        $ 124,825
                                                =====       =====      =======    =======     =======    =======        =========






                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------

                                                GUARANTEED      NASHUA
                                                INVESTMENT      COMMON                                    EQUITY-       GROWTH
                                                 CONTRACT        STOCK        PURITAN      MAGELLAN       INCOME        COMPANY
                                                   FUND          FUND          FUND          FUND          FUND          FUND
                                              -------------   ----------    ----------    ----------    ----------    ----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                     $    518,392    $       -     $       -     $       -     $       -     $       -
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                         -      206,251             -             -             -             -
        MUTUAL FUNDS                                     -            -        50,121       133,229        71,590        34,441
    EMPLOYEE CONTRIBUTIONS RECEIVABLE               14,700          345         1,904         5,240         2,569         1,940
    EMPLOYER CONTRIBUTIONS RECEIVABLE                1,567        6,113           576         1,048           508           350
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                            -             -            -             -             -             -
                                              ------------    ----------    ---------     ----------    ----------    ----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS        $    534,659    $ 212,709     $  52,601     $ 139,517     $  74,667     $   36,731
                                              ============    =========     =========     =========     =========     ==========

                                                                              GOV'T
                                                               PACIFIC        MONEY
                                                 EUROPE         BASIN        MARKET         LOAN
                                                  FUND          FUND          FUND          FUND           TOTAL
                                               ----------    ----------    ---------     ---------       ----------
ASSETS:
    GUARANTEED INVESTMENT CONTRACT FUND,
        AT CONTRACT VALUE                      $       -     $       -     $       -     $       -       $  518,392
    INVESTMENTS AT FAIR VALUE:
        NASHUA COMMON STOCK FUND                       -             -             -             -          206,251
        MUTUAL FUNDS                                 656         6,474        17,622             -          314,133
    EMPLOYEE CONTRIBUTIONS RECEIVABLE                 95           213         1,500             -           28,506
    EMPLOYER CONTRIBUTIONS RECEIVABLE                 19            47           197             -           10,425
    PARTICIPANT LOANS RECEIVABLE, AT FAIR
        VALUE                                          -             -             -        50,348           50,348
                                               ---------     ---------     ---------     ---------       ----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS         $     770     $   6,734     $  19,319     $  50,348       $1,128,055
                                               =========     =========     =========     =========       ==========





                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------

                                                GUARANTEED      NASHUA
                                                INVESTMENT      COMMON                                    EQUITY-       GROWTH
                                                 CONTRACT        STOCK        PURITAN      MAGELLAN       INCOME        COMPANY
                                                   FUND          FUND          FUND          FUND          FUND          FUND
                                              ------------    ---------     ---------     ---------     ---------     ---------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS                    $     70,245    $   2,155     $  10,891     $  28,540     $  11,627     $  10,153
    EMPLOYER CONTRIBUTIONS                           7,412       29,392         3,417         6,402         2,380         1,900
    INVESTMENT INCOME                               24,584            -         3,552         6,374         3,558           501
    NET APPRECIATION OF INVESTMENTS                      -       13,017             -             -             -             -
    LOAN REPAYMENTS                                  6,836           43         1,002         3,348         1,427           265
    LOAN INTEREST                                    1,851           12           210           937           623            52
                                              ------------    ---------     ---------     ---------     ---------     ---------

                                                   110,928       44,619        19,072        45,601        19,615        12,871
                                              ------------    ---------     ---------     ---------     ---------     ---------

APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                                14,069        5,184           417         4,470         4,949         2,748
    NET DEPRECIATION OF INVESTMENTS                  -             -              854         4,504           127           688
    LOAN WITHDRAWALS                                52,709          394        14,445        16,786        11,516         1,276
    ADMINISTRATIVE EXPENSES                            474          442            89           162            88            23
    PLAN TRANSFER (NOTE 6)                         513,776      235,297        47,949       142,891        74,228        34,827
                                              ------------    ---------     ---------     ---------     ---------     ---------

                                                   581,028      241,317        63,754       168,813        90,908        39,562
                                              ------------    ---------     ---------     ---------     ---------     ---------

INCREASE (DECREASE) IN NET
    ASSETS DURING THE YEAR                        (470,100)    (196,698)      (44,682)     (123,212)      (71,293)      (26,691)

NET TRANSFERS BETWEEN FUNDS                          -           (2,453)         (487)        6,464          (485)         (231)

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                              534,659      212,709        52,601       139,517        74,667        36,731
                                              ------------    ---------     ---------     ---------     ---------     ---------

    END OF YEAR                               $     64,559    $  13,558     $   7,432     $  22,769     $   2,889     $   9,809
                                              ============    =========     =========     =========     =========     =========


                                                                                INTER-         GOV'T
                                       ASSET                      PACIFIC       MEDIATE        MONEY
                                      MANAGER       EUROPE         BASIN         BOND         MARKET         LOAN
                                       FUND          FUND          FUND          FUND          FUND          FUND           TOTAL
                                    ---------     ---------     ---------     ---------     ---------     ---------     ------------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS          $     654     $     538     $     901     $     173     $   8,414     $             $    144,291
    EMPLOYER CONTRIBUTIONS                 96           145           183            36         1,380             -           52,743
    INVESTMENT INCOME                       5             -             -             3           445             -           39,022
    NET APPRECIATION OF INVESTMENTS        10            80           461             -             -             -           13,568
    LOAN REPAYMENTS                         -             -             -             -           245       (13,166)               -
    LOAN INTEREST                           -             -             -             -            43            -             3,728
                                    ---------     ---------     ---------     ---------     ---------     ---------     ------------

                                          765           763         1,545           212        10,527       (13,166)         253,352
                                    ---------     ---------     ---------     ---------     ---------     ---------     ------------


APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                      210           173             -           208         2,286             -           34,714
    NET DEPRECIATION OF INVESTMENTS         -             -             -             2             -             -            6,175
    LOAN WITHDRAWALS                        -             -             -             -         1,874       (99,000)               -
    ADMINISTRATIVE EXPENSES                 -             -             -             -            15             -            1,293
    PLAN TRANSFER (NOTE 6)                553         1,336         8,156             -        22,205       133,182        1,214,400
                                    ---------     ---------     ---------     ---------     ---------     ---------      -----------

                                          763         1,509         8,156           210        26,380        34,182        1,256,582
                                    ---------     ---------     ---------     ---------     ---------     ---------      -----------

INCREASE (DECREASE) IN NET
    ASSETS DURING THE YEAR                  2          (746)       (6,611)            2       (15,853)      (47,348)     (1,003,230)

NET TRANSFERS BETWEEN FUNDS                 -             -          (123)            -        (2,685)            -               -

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                       -           770         6,734             -        19,319        50,348       1,128,055
                                    ---------     ---------     ---------     ---------     ---------     ---------     -----------

    END OF YEAR                     $       2     $      24     $       -     $       2     $     781     $   3,000     $   124,825
                                    =========     =========     =========     =========     =========     =========     ===========




                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS


NASHUA CORPORATION
SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
YEAR ENDED DECEMBER 31, 1993
- ------------------------------------------------------------------------------------------------------------------------------------

                                                GUARANTEED      NASHUA
                                                INVESTMENT      COMMON                                    EQUITY-       GROWTH
                                                 CONTRACT        STOCK        PURITAN      MAGELLAN       INCOME        COMPANY
                                                   FUND          FUND          FUND          FUND          FUND          FUND
                                              ------------    ---------     ---------     ---------     ---------     ---------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS                    $    164,849    $   4,268     $  16,329     $  49,688     $  22,995     $  19,835
    EMPLOYER CONTRIBUTIONS                          15,100       73,972         4,451         8,222         3,970         3,374
    INVESTMENT INCOME                               32,256        3,584         5,271        12,060         2,438         3,147
    NET APPRECIATION OF INVESTMENTS                      -            -           193         8,118         8,473           605
    LOAN REPAYMENTS                                  4,498            -           494         2,282         1,182           135
    LOAN INTEREST                                    1,387            -           103           521           473            32
    PLAN TRANSFER                                   20,876        9,774         2,611         8,652           956            81
                                              ------------    ---------     ---------     ---------     ---------     ---------

                                                   238,966       91,598        29,452        89,543        40,487        27,209
                                              ------------    ---------     ---------     ---------     ---------     ---------


APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                                38,153       17,140         1,006         4,208           754           568
    NET DEPRECIATION OF INVESTMENTS                      -        3,272             -             -             -             -
    LOAN WITHDRAWALS                                18,817            -           528        12,099         8,844           252
    ADMINISTRATIVE EXPENSES                            200           30             5            91            35             6
                                              ------------    ---------     ---------     ---------     ---------     ---------

                                                    57,170       20,442         1,539        16,398         9,633           826
                                              ------------    ---------     ---------     ---------     ---------     ---------

INCREASE IN NET ASSETS
    DURING THE YEAR                                181,796       71,156        27,913        73,145        30,854        26,383

NET TRANSFERS BETWEEN FUNDS                          8,098      (30,795)       10,899         3,299          (337)        2,792

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                              344,765      172,348        13,789        63,073        44,150         7,556
                                              ------------    ---------     ---------     ---------     ---------     ---------
    END OF YEAR                               $    534,659    $ 212,709     $  52,601     $ 139,517     $  74,667     $  36,731
                                              ============    =========     =========     =========     =========     =========

                                                                               GOV'T
                                                                PACIFIC        MONEY
                                                  EUROPE         BASIN        MARKET         LOAN
                                                   FUND          FUND          FUND          FUND          TOTAL
                                                ---------     ---------     ---------     ---------     ----------
SOURCES OF NET ASSETS:

    EMPLOYEE CONTRIBUTIONS                      $      95     $     298     $  13,850     $             $  292,207
    EMPLOYER CONTRIBUTIONS                             19            90         2,221             -        111,419
    INVESTMENT INCOME                                   -             3           270             -         59,029
    NET APPRECIATION OF INVESTMENTS                    15           353             -             -         17,757
    LOAN REPAYMENTS                                     -             -            53        (8,644)             -
    LOAN INTEREST                                       -             -            10             -          2,526
    PLAN TRANSFER                                       -             -           184             -         43,134
                                                ---------     ---------     ---------     ---------     ----------

                                                      129           744        16,588        (8,644)       526,072
                                                ---------     ---------     ---------     ---------     ----------


APPLICATIONS OF NET ASSETS:

    PLAN WITHDRAWALS                                    -             -           492             -         62,321
    NET DEPRECIATION OF INVESTMENTS                     -             -             -             -          3,272
    LOAN WITHDRAWALS                                    -             -           460       (41,000)             -
    ADMINISTRATIVE EXPENSES                             -             -             -             -            367
                                                ---------     ---------     ---------     ---------     ----------

                                                        -             -           952       (41,000)        65,960
                                                ---------     ---------     ---------     ---------     ----------

INCREASE IN NET ASSETS
    DURING THE YEAR                                   129           744        15,636        32,356        460,112

NET TRANSFERS BETWEEN FUNDS                           641         5,990          (587)            -              -

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS:

    BEGINNING OF YEAR                                   -             -         4,270        17,992        667,943
                                                ---------     ---------     ---------     ---------     ----------

    END OF YEAR                                 $     770     $   6,734     $  19,319     $  50,348     $1,128,055
                                                =========     =========     =========     =========     ==========



                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                               NASHUA CORPORATION
                               ------------------
                  SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES
                  -------------------------------------------
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Basis of Accounting
- -------------------

The financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees ("the Plan") are presented on the accrual basis of accounting.

Plan Establishment
- ------------------

The Plan was established January 1, 1992 for hourly employees at Nashua Corporation's Santa Clara facility. Additionally, effective January 1, 1993, the hourly employees at Nashua Corporation's Exeter facility were transferred from the Nashua Corporation Employees' Savings Plan into the Plan. As a result $43,134 of assets were transferred into the Plan. On May 25, 1994 Nashua Corporation's Santa Clara facility was sold and the Plan transferred $1,214,400 to a plan established by the buyer.

Asset Maintenance
- -----------------

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to nine Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager, Fidelity Intermediate Bond Fund, or Fidelity Retirement Government Money Market Fund), a Guaranteed Investment Contract Fund managed by the Trustee or the Nashua Common Stock Fund. The Europe Fund, Pacific Basin Fund, Intermediate Bond Fund, and Asset Manager were new investment options effective July 15, 1993. Effective August 1, 1993 the Plan's investment in Nashua Corporation common stock was converted into a unitized stock fund.

The Plan's assets are commingled with assets of the Nashua Corporation Employees' Savings Plan in a participant-directed master trust arrangement.
The Plan's participation in the net assets of the master trust is recorded based on individual plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

Investment Valuation
- --------------------

Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The cost of Nashua common stock is determined on an average cost basis. The Plan's guaranteed investment contracts are valued at contract value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund accounts are valued at the respective funds' closing net asset values.

Investment Income
- -----------------

Income from investments is recorded as earned on an accrual basis.

Contributions
- -------------

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested. 401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Employee's contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

Withdrawals and Loans
- ---------------------

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1994 and 1993, there were 1 and 17 loans outstanding totalling $3,000 and $50,348, respectively.

Expenses
- --------

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

Federal Income Tax Status
- -------------------------

The Company was advised by the U.S. Treasury Department on November 17, 1993 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is exempt from federal income taxes. The Plan has since been amended, however, a new letter has not yet been requested. Management believes that the Plan, as amended, and its operations have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").

NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
- ----------------------------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2. INVESTMENT FUNDS - Employees' contributions and Company contributions can be invested in guaranteed investment contracts and/or mutual funds at the election of the participants. Additionally, employees can direct 100% of the company contributions and up to 25% of their contributions into the Nashua Common Stock Fund.

3. TERMINATION - The Plan is administered by the Nashua Pension Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants and beneficiaries in the order provided for by ERISA.


NOTE 3 - INVESTMENTS
- --------------------
The Plan's Mutual Fund investments at fair value are summarized as follows:

                                                                            December 31,
                                                                      ---------------------------
                                                                       1994                1993
                                                                      --------           --------
             Nashua Common Stock Fund                                  $13,010           $206,251
             Fidelity Puritan Fund                                       7,145             50,121
             Fidelity Magellan Fund                                     21,650            133,229
             Fidelity Equity Income Fund                                 2,653             71,590
             Fidelity Growth Company Fund                                9,670             34,441
             Fidelity Asset Manager                                          2                 --
             Fidelity Europe Fund                                            7                656
             Fidelity Pacific Basin Fund                                    --              6,474
             Fidelity Intermediate Bond Fund                                 2                 --
             Fidelity Retirement Government
                Money Market Fund                                          617             17,622
                                                                      --------           --------
                                                                      $ 54,756           $520,384
                                                                      ========           ========

NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
- --------------------------------------------


The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                                               December 31,
                                                                     -----------------------------
                                                                       1994                1993
                                                                     ---------           ---------
       Pacific Mutual Life Insurance Company
            5.3% Due 3/30/95 - 6/30/99                               $   6,023           $      --
       State Mutual Life Assurance
            5.48% Due 1/1/98 - 1/3/99                                    6,326                  --
       Life of Virginia
            8.32% Due 12/31/95 - 3/31/97                                16,897             114,122
       Aetna Life Insurance Company
            6.78% Due 6/30/95                                            2,987              91,297
       Lincoln National Life Insurance Company
            6.28% Due 12/31/96                                           6,773              46,615
       Provident Life & Accident Insurance Company
            6.14% Due 1/29/99                                            6,811              46,946
       People's Security Life
            5.52% Due 2/28/00                                            6,324                  --
       People's Security Life
            5.41% Due 2/28/00                                            2,108                  --
       Confederation Life Insurance Company
            8.77% Due 1/3/95                                             7,812              71,453
       Fidelity Institutional Money Market Fund                          1,086                  --
       Fidelity U.S. Government Reserve Fund                                --             147,959
                                                                     ---------            --------
                                                                     $  63,147            $518,392
                                                                     =========            ========

On August 12, 1994 Canadian regulators seized control of Confederation Life Insurance Company. As a result, the Plan's investment in that carrier's contract has been frozen until regulators finalize a rehabilitation plan. Interest accrual ceased on August 12, 1994. While the rehabilitation proceedings are still pending, realization of the Plan's investment in the contract and the collectibility of interest thereon cannot be presently determined. Accordingly, no provision for any loss that may result upon final resolution of these matters has been made in the accompanying financial statements.

NOTE 5 - SAVINGS PLANS MASTER TRUST
- -----------------------------------

The assets of the Plan have been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned approximately 0.2% and 2.1% of the Master Trust as of December 31, 1994 and 1993, respectively.

                                                                                         December 31,
                                                                              ------------------------------------
                                                                                  1994                    1993
                                                                              -----------              -----------
 Statement of Net Assets
 Available for Plan Benefits:
     Guaranteed Investment Contracts, at Contract Value                       $21,533,934              $23,619,548
     Nashua Common Stock Fund, at Fair Value                                    5,499,016                7,400,889
     Mutual Funds, at Fair Value                                               22,912,974               20,801,964
     Employee Contributions Receivable                                            383,267                  455,661
     Employer Contributions Receivable                                            135,626                  164,494
     Participant Loans Receivable, at Fair Value                                2,173,276                1,614,261
                                                                              -----------              -----------
   Net Assets Available for Plan Benefits                                     $52,638,093              $54,056,817
                                                                              ===========              ===========

                                                                                      Year Ended December 31,
                                                                               -----------------------------------
                                                                                  1994                     1993
                                                                              -----------              -----------
Statement of Changes in Net Assets
   Available for Plan Benefits:
   Sources of Net Assets:
     Employee Contributions                                                    $5,271,617               $5,800,957
     Employer Contributions                                                     1,797,983                1,871,318
     Investment Income                                                          2,608,247                3,413,427
     Net Appreciation of Investments                                               25,762                1,526,740
     Loan Interest                                                                145,301                  115,273
                                                                              -----------              -----------
                                                                                9,848,910               12,727,715
                                                                              -----------              -----------
   Applications of Net Assets:
     Plan Withdrawals                                                           5,037,619                2,025,091
     Net Depreciation of Investment                                             2,979,570                  200,601
     Administrative Expenses                                                       17,134                   10,812
     Plan Transfer                                                              3,233,311                 -
                                                                              -----------              -----------
                                                                               11,267,634                2,236,504
                                                                              -----------              -----------

   Increase (Decrease) in Net Assets During the Year                          $(1,418,724)             $10,491,211
                                                                              ===========              ===========

The Master Trust purchased 55,800 and 41,648 common shares of Nashua Corporation at a total cost of $1,414,510 and $1,162,503 during 1994 and 1993, respectively. The Master Trust received $1,483,342 and $2,010,267 from the sale of 53,762 and 74,078 common shares of Nashua Corporation during 1994 and 1993, respectively.

NOTE 6 - PLAN TRANSFER
- ----------------------

On May 25, 1994 the Company's Santa Clara facility was sold. The participants of the Plan who were employees of the Santa Clara facility were transferred into a plan established by the buyer. The transfer occurred during the third quarter of 1994 and resulted in a plan transfer of $1,214,400.


NOTE 7 - IMPLEMENTATION OF STATEMENT OF POSITION 94-4
- -----------------------------------------------------

In September 1994, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (the "SOP") which amends the AICPA Audit and Accounting Guide - Audits of Employee Benefit Plans. The SOP is effective for financial statements for years beginning after December 15, 1994, except that the application of the SOP to investment contracts entered into before December 31, 1993, is delayed to years beginning after December 15, 1995. The SOP requires defined contribution plans to report investment contracts with fully benefit-responsive features, as defined in the SOP, at contract value and other investment contracts at fair value. Management does not believe the implementation of the SOP will have a material effect on the financial statements.

                        CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 30, 1995 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for the year ended December 31, 1994 included with this Form 11-K. We also consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 30, 1995 relating to the financial statements of the Nashua Corporation Savings Plan for Specified Hourly Employees for the year ended December 31, 1994 included with this Form 11-K.





PRICE WATERHOUSE LLP


July 13, 1995

                                   SIGNATURE


NASHUA CORPORATION SAVINGS PLAN FOR SPECIFIED HOURLY EMPLOYEES. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     NASHUA CORPORATION SAVINGS PLAN
                                     FOR SPECIFIED HOURLY EMPLOYEES



Date: July 17, 1995                  By    /s/ Paul Buffum
                                        ---------------------------------------
                                           Paul Buffum
                                           Nashua Corporation Savings Plan for
                                           Specified Hourly Employees Committee